Exhibit 99.1

TRIP.COM GROUP LIMITED

TRIP.COM GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

INCOME AND COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2024

(In millions, except for share and per share data)

	Three-month period ended March 31, 2023	Three-month period ended March 31, 2024	Three-month period ended March 31, 2024
	RMB	RMB	US$ (Note 2)
Revenues:
Accommodation reservation	3,480	4,496	623
Transportation ticketing	4,156	5,000	692
Packaged tours	386	883	122
Corporate travel	445	511	71
Others	744	1,031	143

Total revenues	9,211	11,921	1,651
Less: Sales tax and surcharges	(13)	(16)	(2)

Net revenues	9,198	11,905	1,649
Cost of revenues	(1,637)	(2,238)	(310)

Gross profit	7,561	9,667	1,339

Operating expenses:
Product development	(2,674)	(3,109)	(431)
Sales and marketing	(1,755)	(2,312)	(320)
General and administrative	(891)	(931)	(129)

Total operating expenses	(5,320)	(6,352)	(880)

Income from operations	2,241	3,315	459
Interest income	441	592	82
Interest expense	(486)	(499)	(69)
Other income	1,652	759	105

Income before income tax expense and equity in (loss)/income of affiliates	3,848	4,167	577
Income tax expense	(341)	(664)	(92)
Equity in (loss)/income of affiliates	(133)	822	114

Net income	3,374	4,325	599
Net loss/(income) attributable to non-controlling interests	1	(13)	(2)
Net income attributable to Trip.com Group Limited	3,375	4,312	597

Net income	3,374	4,325	599
Other comprehensive (loss)/income:
Foreign currency translation	(1)	120	17
Unrealized securities holding losses, net of tax	(4)	(5)	(1)

Total comprehensive income	3,369	4,440	615
Comprehensive loss/(income) attributable to non-controlling interests	1	(13)	(2)

Comprehensive income attributable to Trip.com Group Limited	3,370	4,427	613

Earnings per ordinary share
— Basic	5.18	6.62	0.92
— Diluted	5.02	6.38	0.88
Earnings per ADS
— Basic	5.18	6.62	0.92
— Diluted	5.02	6.38	0.88
Weighted average ordinary shares outstanding
— Basic shares	651,849,468	651,349,707	651,349,707
— Diluted shares	672,743,729	675,933,592	675,933,592
Share-based compensation included in operating expenses above is as follows:
Product development	179	214	30
Sales and marketing	31	38	5
General and administrative	168	198	27

The accompanying notes are an integral part of these condensed consolidated financial statements.

TRIP.COM GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND MARCH 31, 2024

(In millions, except for share and per share data)

	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$ (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	41,592	42,187	5,843
Restricted cash	2,391	2,586	358
Short-term investments	17,748	25,507	3,533
Accounts receivable, net (Allowance for credit losses of RMB206 million and RMB191 million as of December 31, 2023 and March 31, 2024, respectively)	11,410	12,251	1,697
Due from related parties (Allowance for credit losses of RMB47 million and RMB47 million as of December 31, 2023 and March 31, 2024, respectively)	2,842	3,055	423
Prepayments and other current assets (Allowance for credit losses of RMB243 million and RMB256 million as of December 31, 2023 and March 31, 2024, respectively)	12,749	14,441	2,000

Total current assets	88,732	100,027	13,854
Long-term prepayments and other assets	663	598	83
Long-term receivables due from related parties	25	25	3
Land use rights	80	79	11
Property, equipment and software	5,142	5,103	707
Investments	49,342	47,672	6,602
Goodwill	59,372	59,377	8,224
Intangible assets	12,564	12,517	1,734
Right-of-use assets	641	627	87
Deferred tax assets	2,576	2,481	344
Total assets	219,137	228,506	31,649

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	25,857	38,627	5,350
Accounts payable	16,459	17,736	2,456
Due to related parties	303	249	34
Salary and welfare payable	5,348	4,563	632
Taxes payable	2,038	1,903	264
Advances from customers	13,380	13,928	1,929
Accrued liability for rewards program	1,044	1,223	170
Other payables and accruals	7,982	8,578	1,188

Total current liabilities	72,411	86,807	12,023
Deferred tax liabilities	3,825	3,608	500
Long-term debt	19,099	8,688	1,203
Long-term lease liability	477	468	65
Other long-term liabilities	319	326	45

Total liabilities	96,131	99,897	13,836

Commitments and contingencies (Note 10)
SHAREHOLDERS’ EQUITY
Share capital (US$0.00125 par value; 1,400,000,000 shares Authorized, issued shares as of December 31, 2023 and March 31, 2024: 674,287,738 and 681,307,502; outstanding shares as of December 31, 2023 and March 31, 2024: 644,089,050 and 651,108,814)	6	6	1
Additional paid-in capital	97,428	98,591	13,655
Statutory reserves	2,072	2,072	287
Accumulated other comprehensive loss	(2,400)	(2,285)	(317)
Retained earnings	28,806	33,118	4,587
Less: Treasury stock	(3,728)	(3,728)	(516)

Total Trip.com Group Limited shareholders’ equity	122,184	127,774	17,697
Non-controlling interests	822	835	116

Total shareholders’ equity	123,006	128,609	17,813

Total liabilities and shareholders’ equity	219,137	228,506	31,649

The accompanying notes are an integral part of these condensed consolidated financial statements.

TRIP.COM GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2024

(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2022	646,066,830	6	95,196	825	(1,768)	20,135	(23,432,968)	(2,111)	112,283	736	113,019

Issuance of ordinary shares for the exercise of stock options	1,569,666	0	119	—	—	—	—	—	119	—	119
Share-based compensation	—	—	378	—	—	—	—	—	378	—	378
Foreign currency translation adjustments	—	—	—	—	(1)	—	—	—	(1)	—	(1)
Unrealized securities holding losses	—	—	—	—	(4)	—	—	—	(4)	—	(4)
Net income/(loss)	—	—	—	—	—	3,375	—	—	3,375	(1)	3,374
Acquisition of additional equity interests of subsidiaries	—	—	—	—	—	—	—	—	—	2	2

Balance as of March 31, 2023	647,636,496	6	95,693	825	(1,773)	23,510	(23,432,968)	(2,111)	116,150	737	116,887

The accompanying notes are an integral part of these condensed consolidated financial statements.

TRIP.COM GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2024

(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2023	644,089,050	6	97,428	2,072	(2,400)	28,806	(30,198,688)	(3,728)	122,184	822	123,006

Issuance of ordinary shares for the exercise of stock options	7,019,764	0	713	—	—	—	—	—	713	—	713
Share-based compensation	—	—	450	—	—	—	—	—	450	—	450
Foreign currency translation adjustments	—	—	—	—	120	—	—	—	120	—	120
Unrealized securities holding losses	—	—	—	—	(5)	—	—	—	(5)	—	(5)
Net income	—	—	—	—	—	4,312	—	—	4,312	13	4,325

Balance as of March 31, 2024	651,108,814	6	98,591	2,072	(2,285)	33,118	(30,198,688)	(3,728)	127,774	835	128,609

The accompanying notes are an integral part of these condensed consolidated financial statements.

TRIP.COM GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2024

(In millions)

	Three-month period ended March 31, 2023	Three -month period ended March 31, 2024	Three -month period ended March 31, 2024
	RMB	RMB	US$ (Note 2)
Cash flows from operating activities:
Net income	3,374	4,325	599
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	378	450	62
Equity in loss/(income) of affiliates	133	(822)	(114)
Loss from disposal of property, equipment and software	11	0	0
Impairments of long-term investments	—	51	7
Changes in fair value for equity securities investment and exchangeable senior notes	(1,648)	(679)	(94)
Gain from foreign currency forwards	(44)	(43)	(6)
Allowance for credit losses	61	54	7
Depreciation of property, equipment and software	152	162	22
Amortization of intangible assets and land use rights	49	47	7
Amortization of right of use assets	100	69	9
Deferred income tax benefits	(91)	(128)	(18)
Changes in current assets and liabilities, net of effects of business acquisitions and disposals:
Increase in accounts receivable	(3,689)	(883)	(122)
Increase in due from related parties	(1,336)	(213)	(29)
Increase in prepayments and other current assets	(974)	(1,622)	(225)
(Increase)/decrease in long-term receivables	(31)	16	2
Increase in accounts payable	3,466	1,337	185
Increase/(decrease) in due to related parties	71	(54)	(7)
Decrease in salary and welfare payable	(32)	(785)	(109)
Increase/(decrease) in taxes payable	496	(136)	(19)
Increase in advances from customers	2,152	570	79
Increase in accrued liability for rewards program	64	179	25
Increase in other payables and accruals	513	558	77

Net cash provided by operating activities	3,175	2,453	338

Cash flows from investing activities:
Purchase of property, equipment and software	(111)	(122)	(17)
Cash paid for long-term investments	(5,516)	(382)	(53)
Decrease/(increase) in short-term investments	3,086	(6,270)	(868)
Cash received from loans to the users	2,202	2,746	380
Cash paid for loans to the users	(2,386)	(2,815)	(390)
Net change in loans to the users with terms of less than three months	(740)	(133)	(18)
Cash received from disposal of long-term investments	5,761	2,625	364

Net cash provided by/(used in) investing activities	2,296	(4,351)	(602)

TRIP.COM GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2024

(In millions)

	Three-month period ended March 31, 2023	Three -month period ended March 31, 2024	Three -month period ended March 31, 2024
	RMB	RMB	US$ (Note 2)
Cash flows from financing activities:
Proceeds from short-term bank loans	13,662	7,240	1,003
Repayment of short-term bank loans	(8,266)	(4,994)	(692)
Proceeds from long-term bank loans	999	41	6
Repayment of long-term loans, including current portion	(1)	(1,003)	(140)
Proceeds from exercise of share options	119	713	99
Cash paid for acquisition of additional equity interests of subsidiaries	(262)	—	—
Proceeds from securitization debt	322	372	52
Cash paid for settlement of securitization debt	(72)	—	—
Net cash provided by financing activities	6,501	2,369	328

Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	117	319	46
Net increase in cash and cash equivalents, restricted cash	12,089	790	110
Cash and cash equivalents, restricted cash, beginning of period	18,487	43,983	6,091

Cash and cash equivalents, restricted cash, end of period*	30,576	44,773	6,201

Supplemental disclosure of cash flow information
Cash paid during the period for income taxes	64	548	76
Cash paid for interest, net of amounts capitalized	1,450	474	66
Supplemental schedule of non-cash investing and financing activities
Accruals related to purchase of property, equipment and software	(31)	(74)	(10)
Unpaid cash consideration for business acquisitions and acquisition of additional equity interest of subsidiary	(4)	—	—

*	As of December 31, 2022, cash and cash equivalents and restricted cash are RMB17.0 billion and RMB1.5 billion, respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

TRIP.COM GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RENMINBI (“RMB”) unless otherwise stated)

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Trip.com Group Limited (the “Company”, formerly known as Ctrip.com International, Ltd.), its subsidiaries, variable interest entities (the “VIEs”) and VIEs’ subsidiaries. In these consolidated financial statements, where appropriate, the term “Company” also refers to its subsidiaries, VIEs and VIEs’ subsidiaries as a whole.

The Company is principally engaged in the provision of travel related services including accommodation reservation, transportation ticketing, packaged tours, corporate travel management services, as well as, to a much lesser extent, Internet-related advertising and other related services.

2.	PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Company’s interim condensed consolidated financial statements as of March 31, 2024 and for the three-month periods ended March, 2023 and 2024. The year-end condensed balance sheet data as of December 31, 2023 was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, previously filed with the Securities and Exchange Commission (“SEC”).

Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries. All significant transactions and balances between the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for the VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. The Company is considered as the primary beneficiary of the VIEs according to FASB ASC 810 and thus consolidates the financial statements each of these entities under U.S. GAAP. The accompanying unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries:

The following is a summary of the Company’s major VIEs and VIEs’ subsidiaries:

Name of major VIEs and their major subsidiaries	Date of establishment/acquisition
Shanghai Ctrip Commerce Co., Ltd., (“Ctrip Commerce”)	Established on July 18, 2000
Shanghai Huacheng Southwest International Travel Agency Co., Ltd., (“Shanghai Huacheng”, a subsidiary of Ctrip Commerce)	Established on March 13, 2001
Chengdu Ctrip Travel Agency Co., Ltd., (“Chengdu Ctrip”)	Established on January 8, 2007
Beijing Qu Na Information Technology Co., Ltd., (“Qunar Beijing”)	Established on March 17, 2006

The Company is considered the primary beneficiary of each of the VIEs and the VIEs’ subsidiaries, as defined above, and has consolidated the financial statements of each under U.S. GAAP.

Major variable interest entities and their subsidiaries

The Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs’ subsidiaries as stated in above. These VIEs and VIEs’ subsidiaries are used solely to facilitate the Company’s participation in internet content provision, advertising business, travel agency and air-ticketing services in the People’s Republic of China (“PRC”). From 2015, the Company restructured its business lines to change some of the VIEs to its wholly owned subsidiaries, which carry out the businesses that are not foreign ownerships restricted.

Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Ctrip Commerce holds a telecommunications operation license and is primarily engaged in the provision of advertising business on the Internet website. One of the Company’s employees and one of the Company’s senior consultant collectively hold 100% of the equity interest in Ctrip Commerce. The registered capital of Ctrip Commerce was RMB900,000,000 as of March 31, 2024.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a travel agency operation license and mainly provides domestic, inbound and outbound tour services and air-ticketing services. Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of March 31, 2024.

Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds a domestic travel agency license and is engaged in the provision of air-ticketing service. One of the Company’s employees and one of the Company’s senior consultant hold 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB500,000,000 as of March 31, 2024.

Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various licenses for domestic and cross-border business of Qunar Cayman Islands Limited (“Qunar”). Two employees of the Company hold 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB11,000,000 as of March 31, 2024.

The capital injected by some of our employees and senior consultants are funded by the Company and are recorded as long-term business loans to related parties, which are eliminated with registered capital of VIEs upon consolidation. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.

As of March 31, 2024, the Company has various agreements with the consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, equity pledge agreements, exclusive option agreements and other operating agreements which result in the Company being the primary beneficiary of each entity and which provides the basis for consolidation of the financial statements of each VIE pursuant to ASC 810.

Details of certain key agreements with the major VIEs are as follows:

Powers of Attorney: Each of the shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, signed an irrevocable power of attorney to appoint Ctrip Travel Network Technology (Shanghai) Co., Ltd. (“Ctrip Travel Network”), as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable VIEs. Each such power of attorney will remain effective as long as the applicable VIE exists, and such shareholders of the applicable VIEs are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from the Company.

As of the date of these interim condensed consolidated financial statements, each of the shareholders of Qunar Beijing (VIE), Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee, to exercise, in a manner approved by Qunar, on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing (VIE)’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing(VIE). Each such power of attorney is effective until such time as such shareholder ceases to hold any equity interest in Qunar Beijing (VIE). The terms of the power of attorney with respect to Qunar Beijing (VIE) are substantially similar to the terms described in the foregoing paragraph.

Technical Consulting and Services Agreements: Ctrip Travel Network, a wholly owned PRC subsidiary of the Company, provides the Company’s VIEs, except for Qunar Beijing (VIE), with technical consulting and related services and staff training and information services on an exclusive basis. The Company also maintain its network platforms. In consideration for the Company’s services, the Company’s VIEs agree to pay the Company service fees as calculated in such manner as determined by the Company from time to time based on the nature of service, which may be adjusted periodically. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such VIEs have irrevocably appointed a designated person to vote on their behalf on all matters they are entitled to vote on, the Company has the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of the VIEs in the form of service fees. Ctrip Travel Network, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless the Company disapprove the extension. The Company retains the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable VIE.

As of the date of these interim condensed consolidated financial statements, pursuant to the restated exclusive technical consulting and services agreement between Qunar Beijing (VIE) and Beijing Qunar Software Technology Co., Ltd. (“Qunar Software”), Qunar Software provides Qunar Beijing (VIE) with technical, marketing and management consulting services on an exclusive basis in exchange for service fee paid by Qunar Beijing (VIE) based on a set formula defined in the agreement subject to adjustment by Qunar Software at its sole discretion. This agreement will remain in effect until terminated unilaterally by Qunar Software or mutually. The terms of this agreement are substantially similar to the terms described in the foregoing paragraph.

Equity Pledge Agreements: The shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, have pledged their respective equity interests in the applicable VIEs as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such VIEs of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. In the event any of such VIE breaches any of its obligations or any shareholder of such VIEs breaches his or her obligations, as the case may be, under these agreements, the Company is entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The pledge has been established upon registration with the local branch of the PRC State Administration for Market Regulation (“SAMR”), and will expire two years after the pledgor and the applicable VIEs no longer undertake any obligations under the above-referenced agreements.

As of the date of these interim condensed consolidated financial statements, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing (VIE) along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the contractual arrangements mentioned herein. This agreement is valid and binding on the pledgors and each of their successors, and is valid on the pledgee and its successors and assignees. Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge has been established upon registration with the local branch of the SAMR, and will expire when all obligations under the contractual arrangements have been satisfied. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are substantially similar to the terms described in the foregoing paragraph.

Loan Agreements: Under the loan agreements the Company entered into with the shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, the Company extended long-term business loans to these shareholders of the VIEs with the sole purpose of providing funds necessary for the capitalization or acquisition of such VIEs. These business loan amounts were injected into the applicable VIEs as capital and cannot be accessed for any personal uses. The initial term of the loan agreements is 10 years and may be renewed automatically in 10-year terms unless the Company disapprove the extension by written notice in advance. The loan agreements will remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such VIEs have no right to unilaterally terminate these agreements or repay the loan in advance. The loan agreements are valid and binding on the parties, their successors and permitted assignees. In the event that the PRC government lifts its restrictions on foreign ownership of the travel agency, or value-added telecommunications business in China, as applicable, the Company will exercise its exclusive option to purchase all of the outstanding equity interests of the VIEs, as described in the following paragraph, and the loan agreements will be canceled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

As of the date of these interim condensed consolidated financial statements, pursuant to the loan agreement among Qunar Software, Hui Cao and Hui Wang, the loans extended by Qunar Software to each of Hui Cao and Hui Wang are only repayable by a transfer of such borrower’s equity interest in Qunar Beijing (VIE) to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time when (i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within 15 calendar days after it is aware of such event. The loan agreements are valid and binding on the parties, their successors and permitted assignees. The terms of this loan agreement are substantially similar to the terms described in the foregoing paragraphs.

Exclusive Option Agreements: As consideration for the Company’s entering into the loan agreements described above, each of the shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at the Company’s discretion to purchase, all of its equity interests in the applicable VIEs at any time the Company desires, subject to compliance with the applicable PRC laws and regulations. The Company may exercise the option by issuing a written notice to the shareholder of the VIE. Subject to the evaluation requirements or other restrictions imposed by applicable PRC laws and regulations, the purchase price should be equal to the contribution actually made by the shareholder for the equity interest. Therefore, if the Company exercises these options, the Company may choose to cancel the outstanding loans the Company extended to the shareholders of such VIEs pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless the Company disapproves the extension. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. The Company retains the exclusive right to terminate the agreements at any time by delivering a written notice to the shareholder of applicable VIE.

Hui Cao and Hui Wang also entered into an equity option agreement with Qunar, Qunar Software and Qunar Beijing (VIE). This equity option agreement contains arrangements that are similar to that as described in the foregoing paragraph. This agreement will remain effective with respect to each of Qunar Beijing (VIE)’s shareholders until all of the equity interest has been transferred or Qunar and Qunar Software terminates the agreement unilaterally with 30 days’ prior written notice. This agreement is valid and binding on the parties, their successors and permitted assignees.

The VIEs and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of the VIEs without the Company’s prior written consent. They also agree to accept the Company’s guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

Risks in relation to contractual arrangements between the Company’s PRC subsidiaries and VIEs:

The Company has been advised by Commerce & Finance Law Offices, its PRC legal counsel, that its contractual arrangements with its consolidated VIEs as described in the Company’s annual report are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable. However, there may be in the event that the VIEs and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. The PRC laws and regulations have significantly enhanced protections afforded to various forms of the foreign investments in China for the past decades. However, many laws, regulations, and rules are subject to interpretation and clarification. Moreover, because these laws, regulations, and standards are subject to interpretations, their application in practice may evolve over time as new guidance becomes available. Due to the uncertainties with respect to the PRC legal system, the PRC government authorities may ultimately take a view contrary to the opinion of its PRC legal counsel with respect to the enforceability of the contractual arrangements.

There are, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect from January 1, 2020. The new Foreign Investment Law of the PRC repealed simultaneously the Wholly Foreign-owned Enterprise Law of the PRC, Sino-foreign Equity Joint Venture Law of the PRC and Sino-foreign Cooperative Joint Ventures Law of the PRC. Therefore, the general regulations for companies’ set up and operation in the PRC including the foreign-invested companies shall comply with the Company Law of the PRC unless provided in the PRC Foreign Investment Laws. In December 2019, the Implementing Regulation of the Foreign Investment Law has been promulgated by the State Council which has come into force as of January 1, 2020. The Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are uncertainties exist with respect to its implementation and interpretation and it is also possible that the VIE entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to the Company’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Company’s business, financial condition and results of operations.

Summary financial information of the Company’s VIEs in the consolidated financial statements

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB2.0 billion as of March 31, 2024. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Summary of selected financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows (RMB in millions):

	As of
	December 31, 2023	March 31, 2024
Selected Balance Sheets Data of the VIEs
Cash and cash equivalents	2,825	12,685
Restricted cash	533	86
Short-term investments	197	546
Accounts receivable, net	1,363	1,075
Prepayments and other current assets	2,076	1,725
Investments (non-current)	2,998	2,457
Total assets	18,085	27,632
Less: Inter-company receivables (Note i)	(6,699)	(7,987)
Total assets excluding inter-company receivables	11,386	19,645
Short-term debt and current portion of long-term debt	3,245	5,470
Accounts payable	2,964	2,843
Advances from customers	1,637	1,802
Other payables and accruals	2,162	2,121
Total liabilities	16,571	26,173
Less: Inter-company payables (Note ii)	(5,934)	(13,454)
Total liabilities excluding inter-company payables	10,637	12,719

Note i:

The inter-company receivables as of December 31, 2023 and March 31, 2024 mainly represented the receivables of VIEs due from the Company’s wholly-owned subsidiaries for treasury cash management purpose.

Note ii:	The inter-company payables as of December 31, 2023 and March 31, 2024 mainly represented payables of VIEs due to the Company’s wholly-owned subsidiaries for treasury cash management purpose.

The following table set forth the summary of results of operations of the VIEs and their subsidiaries of the Company (RMB in millions):

	For the Three-month periods ended March 31,
	2023	2024
Net revenues	2,094	2,474
Cost of revenues	1,100	1,271
Net loss	(169)	(35)

Net revenues from VIEs accounted for around 23% and 21% of the Company’s net revenues for the three-month periods ended March 31, 2023 and 2024, respectively.

The VIEs’ net income before the deduction of the inter-company service fee charges were RMB0.4 billion and RMB0.5 billion for the three-month periods ended March 31, 2023 and 2024, respectively.

The amount of service fees paid by all the VIEs to the WFOEs pursuant to the exclusive technical consulting and service agreements between VIEs and WFOEs were RMB0.6 billion and RMB0.5 billion for the three-month periods ended March 31, 2023 and 2024.

The following tables set forth the summary of cash flow activities of the VIEs and their subsidiaries of the Company (RMB in millions):

	For the Three-month periods ended March 31,
	2023	2024
Net cash provided by operating activities	334	839
Net cash provided by investing activities	824	133
Net cash provided by financing activities	5,763	8,441

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Foreign currencies

The Company’s reporting currency is RMB. The Company’s functional currency is US$. The Company’s operations are conducted through the subsidiaries and VIEs where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into RMB.

Transactions denominated in currencies other than functional currencies are remeasured at the exchange rates prevailing at the dates of the transaction for the Company’s subsidiaries respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are remeasured using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of income and comprehensive income.

Assets and liabilities of the group companies are translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting periods. The exchange differences for the translation of group companies with non-RMB functional currency into the RMB are included in foreign currency translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements. The foreign currency translation adjustments are not subject to tax.

Translations of amounts from RMB into US$ are unaudited and solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2203 on March 29, 2024, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 29, 2024, or at any other rate.

Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially a cash balance on deposit required by its business partners and commercial banks.

Short-term investments

Short-term investments represent i) held-to-maturity investments which are due in one year and stated at amortized cost (i.e., time deposits); ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year measured at fair value (i.e., financial products), and iii) foreign currency forward contracts measured at fair value which are short-term. Changes in the fair value are reflected in the consolidated statements of income and comprehensive income.

Derivative Instruments

The derivative instruments primarily consisted of foreign currency forward contracts and interest rate swap contracts. The fair values of the derivative instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. The foreign currency forward contracts are used to economically hedge certain foreign denominated liabilities and reduce, to the extent practicable, the potential exposure to the changes that exchange rates might have on the Company’s earnings, cash flows and financial position. As the derivative instruments of foreign currency forward contracts do not qualify for hedge accounting treatment, changes in the fair value are reflected in Other income of the consolidated statements of income and comprehensive income. The interest rate swap contracts are used to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. As derivative instruments of interest rate swap contracts are designated as cash flow hedges and the hedge is highly effective, all changes in the fair value of the derivative hedging instruments are recorded in other comprehensive (loss)/income as unrealized securities holding losses.

As of March 31, 2024, and December 31, 2023, and for the three-month periods ended March 31, 2023 and 2024, the balance of the derivative instruments and the total amount of fair value changes are not material.

Installment credit and nonrecourse securitization debt

The Company provides installment credit solutions to users with the terms generally below one year. Such amounts are recorded at the outstanding principal amount less allowance for credit losses, and include accrued interest receivable and presented in receivable related to financial services.

Since 2018, the Company entered into asset backed securitization arrangements with third-party financial institutions and set up a securitization vehicle as servicer to issue the revolving debt securities to third party investors. The debt securities are collateralized by the loans due from the users transferred to the securitization vehicle. The Company consolidated the servicer of the securitized debt since economic interests are retained in the form of subordinated interests and it acts as the servicer of securitization vehicle. Therefore, the proceeds from the issuance of debt securities are reported as securitization debt, and the transferred collateralized receivable remain on the Company’s financial statements. The securitization debt is repaid when the collections of the underlying collateralized receivable occur and is reported in “short-term debt and current portion of long-term debt” (Note 5) or “long-term debt” (Note 8) according to the expected repayment dates of the debt securities.

As of December 31, 2023, and March 31, 2024, out of the total receivables due from the users, the collateralized receivable for the debt securities were RMB1.1 billion and RMB1.5 billion, respectively, and the non-collateralized receivable (receivables which have not been transferred to the securitization vehicle) were RMB3.1 billion and RMB2.8 billion, respectively.

As of December 31, 2023, and March 31, 2024, the balance of allowance for expected credit losses for the receivable due from the users amounted to RMB200 million and RMB209 million, respectively. The Company recognized the interest income from the receivable related to financial services in Revenue – Others. The interest expenses in relation to the nonrecourse securitization debt were recognized in the cost of revenue. For the three-months periods ended March 31, 2023 and 2024, the interest incomes and the interest expenses were not material.

The gross amount of the loans provided to users is presented in the investing section of the cash flow statement unless the term of the receivables is three month or less, in which case it is presented on a net basis by deducting the repayment from the users.

Land use rights

Land use rights represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually over 40 to 50 years).

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	30-40 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	3-5 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years
Software	3-5 years

The Company recognizes the disposal of Property, equipment and software in general and administrative expenses.

Investments

The Company’s investments include equity method investments, equity securities without readily determinable fair values, equity securities with readily determinable fair values, held to maturity debt securities, and available-for-sale debt securities.

The Company applies equity method in accounting for its investments in entities in which the Company has the ability to exercise significant influence but does not have control and the investments are in either common stock or in-substance common stock. Unrealized gains on transactions between the Company and an affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity, unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement.

Debt securities that the Company has positive intent and ability to hold to maturity are classified as held to maturity debt securities and are stated at amortized cost.

The Company has classified its investments in debt securities, other than the held to maturity debt securities, as available-for-sale securities. Available-for-sale debt securities are reported at estimated fair value (Note 3) with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale security exceeds its fair value and if the Company has the intention to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of income and comprehensive income. If the Company does not have the intention to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis and the Company determines that the decline in fair value below the amortized cost basis of an available-for-sale security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of income and comprehensive income. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Company’s best estimate of the present value of cash flows expected to be collected.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, derivative instruments, accounts receivable, due from related parties, available-for-sale debt investments, equity securities, accounts payable, due to related parties, advances from end users, short-term bank borrowings, exchangeable senior notes, other short-term liabilities and long-term debts. As of December 31, 2023, and March 31, 2024, except for financial products, derivative instruments, exchangeable senior notes, long-term debts, listed equity securities and available-for-sale debt investments, carrying values of the financial instruments approximated their fair values because of their generally short maturities. The Company reports financial products, derivative instruments, exchangeable senior notes, listed equity securities and available-for-sale debt investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 8.

The Company measures its financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 includes unobservable inputs that reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.

Business combination

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the acquisition method. The Company applies ASC 805, “Business combinations”, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in the consolidated statements of income and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, growth rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined.

Acquisitions

During the periods presented, the Company completed several transactions to acquire controlling shares to enrich its products and to expand business. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. Major assumptions used in determining the fair value of these acquired assets include revenue growth rate and weighted average cost of capital. The amount of excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill.

The acquisitions in the three-month periods ended March 31, 2023 and 2024 with total consideration of RMB3.5 million and nil that resulted in no recorded goodwill and recorded intangible assets of RMB2.6 million and nil respectively.

Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the three-month periods ended March 31, 2023 and 2024, either individually or in aggregate.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs.

Goodwill is not amortized but is reviewed at least annually for impairment or earlier. The Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Company. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment.

The Company performs its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The Company performs the annual goodwill impairment assessment as of December 31, or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2023, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance as well as the share price, and concluded by weighing all these factors in their entirety that it was not more likely than not the fair value of the Company’s reporting unit was lower than its carrying value. For the three-month periods ended March 31, 2023 and 2024, there was no impairment of goodwill.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology, business relationship and payment business license as of December 31, 2023 and March 31, 2024. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to fifteen years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. The Company evaluates indefinite-lived intangible assets for impairment on an annual basis as of December 31, or an interim basis if events or other circumstances suggest that related fair value is below carrying value. An assessment is made on each December 31 as well to determine whether events and circumstances continue to support an indefinite useful life.

The Company reviews intangible assets with indefinite lives annually for impairment or earlier, if an indication of impairment exists.

No impairment on other intangible assets was recognized for the three-month periods ended March 31, 2023 and 2024.

Impairment of long-lived assets

Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of an asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the Company recognizes an impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value.

Accrued liability for rewards program

The Company provides a discretionary (not provided for within end user contracts) loyalty points program to its end users. The points awarded can be redeemed for cash or used to purchase gifts through the Company’s mobile applications, other mobile access channels, and websites (“Online Channels”).

The estimated incremental costs of the loyalty points program are recognized as sales and marketing expense, or as a reduction of the revenue, depending on whether it can be redeemed to gifts or redeemed for cash, and accrued for as a current liability. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. For the three-month periods ended March 31, 2023 and 2024, the incremental costs recognized for the rewards program were immaterial.

Deferred revenue

The Company offers a discretionary coupon program, through which the Company primarily provides coupons to end users who book selected hotels online through website. The end users who use the coupons receive credits in their virtual cash accounts upon check-out from the hotels and reviews for hotels submitted. The end users may redeem the amount of credits in their virtual cash account in cash or voucher for their future bookings through the Company’s Online Channels. The Company accounts for the estimated cost of future usage of coupons as reduction of the revenue.

Revenue recognition

The Company recognizes revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”), under which, the Company’s revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts for merchant business where the Company undertakes substantive inventory risks by pre-purchasing inventories.

Revenue from accommodation reservation services, transportation ticketing services, packaged tours, and corporate travel are substantially recognized at a point of time when the performance obligations that are satisfied. Revenue from other businesses comprise primarily of online advertising services and financial services, which are recognized ratably over the time or upon relevant performance obligations being fulfilled.

Accommodation reservation services

The Company receives commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which the Company has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations. The amounts of accommodation reservation service revenues recognized on a gross basis were immaterial during the three-month periods ended March 31, 2023 and 2024.

Transportation ticketing services

Transportation ticketing service revenues mainly represent revenues from ticket reservations and other related services. The Company receives commissions from travel suppliers for ticketing reservations and other related services through the Company’s transaction and service platform under various services agreements. Commissions from ticketing reservations and other related services rendered are recognized when tickets are issued as this is when the Company’s performance obligation is satisfied. The Company is not entitled to a commission fee for the tickets and other related services canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled ticketing reservations and other related services. Over 90% of the Company’s transportation ticketing services revenues were recognized on a net basis during the three-month periods ended March 31, 2023 and 2024.

Packaged tours

The Company receives referral fees from travel product providers for packaged-tour products and services through the Company’s transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when the Company’s performance obligation is satisfied. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income when the Company does not control the service provided by the travel supplier to the traveler and has no obligations for canceled packaged-tour products reservations. Over 90% of the Company’s packaged-tour products and services revenues were recognized on a net basis during the three-month periods ended March 31, 2023 and 2024.

Corporate travel

Corporate travel management revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. The Company contracts with corporate clients based on service fee model. Travel reservations are made via on-line and off-line services for air tickets, hotel and package-tour. Revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.

Other businesses

Other businesses comprise primarily of online advertising services and financial services.

The Company receives advertising revenues, which principally represent the sale of banners or sponsorship to customers through the Company’s Online Channels. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements. The financial service revenues mainly represent the service fees from third party financial institutions for the Company’s platform services that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period. For the three-month periods ended March 31, 2023 and 2024, there was no service in other businesses that had the revenue exceeding 10% of the total revenue of the Company.

Allowance for expected credit losses

The Company’s accounts receivable, prepayments and other current assets (including the receivables of financial services), due from related parties, long-term prepayments and other assets, and long-term receivables due from related parties are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables and prepayments, which include size, type of the reservation services the Company provides to its customers or geographic location of the customer, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any historic recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the credit losses of the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances.

Significant judgments and assumptions are required to estimate the allowance for expected credit losses on receivables from and prepayments to customers and such assumptions may change in future periods, particularly the assumptions related to the impact of the COVID-19 pandemic on the business prospects and financial condition of customers and the Company’s ability to collect the receivable or recover the prepayment. As of December 31, 2023 and March 31, 2024, no additional impairment indicators were identified; however, it is possible that the Company may have to record additional significant provisions for expected credit losses in the future.

The following table summarized the details of the Company’s allowance for expected credit losses (RMB in millions):

Amount
Allowance at December 31, 2022	770

Provisions for credit losses	79
Write-offs	(353)

Allowance at December 31, 2023	496

Provisions for credit losses	54
Write-offs	(56)

Allowance at March 31, 2024	494

Cost of revenues

Cost of revenues consists primarily of payroll compensation of customer service center personnel, credit card service fees, payments to travel suppliers, telecommunication expenses, direct costs of principal travel tour services, depreciation, rentals, direct costs of financial service and related expenses incurred by the Company which are directly attributable to the Company’s user orders and the rendering of travel related services and other businesses.

Product development

Product development expenses primarily include payroll compensation of product development personnel, consulting expenses and other expenses incurred by the Company that are directly attributable to develop the Company’s travel supplier networks as well as to maintain, monitor and manage the Company’s transaction and service platforms. The Company recognizes website, software and mobile applications development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software — internal use software” respectively, which are not material. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development. The Company also expenses all costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content.

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB0.9 billion and RMB1.4 billion for the three-month periods ended March 31, 2023 and 2024, are charged to the statements of income and comprehensive income as incurred.

Share-based compensation

The Company grants restricted share units (“RSUs”) and share options of the Company to eligible employees. The Company accounts for share-based awards issued to employees in accordance with ASC Topic 718 Compensation – Stock Compensation. Under ASC 718, the Company measures at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company applies the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns. Expected dividend yield is determined in view of the Company’s historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The fair values of RSUs are determined with reference to the fair value of the underlying shares. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods.

According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

According to ASC 718, the Company classifies certain options or similar instruments as liabilities if the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets and such cash settlement is probable. The percentage of the fair value that is accrued as compensation cost at the end of each period shall equal the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period shall be recognized as compensation cost over that period. Changes in fair value that occur after the end of the requisite service period are compensation cost of the period in which the changes occur. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement.

Share incentive plans

In October 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”). As of December 31, 2023, and March 31, 2024, 13,150,932 and 12,210,584 options were outstanding and nil RSUs under the 2007 Incentive Plan.

In June 2017, the Company adopted a Global Share Incentive Plan (“Global Incentive Plan”). The Company granted 11,744,393 and 10,188,792 new share options to employees with 4-year requisite service period for the three-month periods ended March 31, 2023 and 2024.

As of December 31, 2023, and March 31, 2024, 71,442,044 and 75,105,699 options and 553,688 and 523,193 RSUs were outstanding under the Global Incentive Plan.

As of March 31, 2024, there was US$616 million and US$5 million unrecognized compensation cost, net of estimated forfeitures, related to unvested share options and unvested restricted shares, respectively. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

Leases

The Company applies ASC 842, Leases, and determines if an arrangement is a lease at inception. Operating leases are primarily for office and operation space and are included in right-of-use (“ROU”) assets, other payables and accruals and long-term lease liabilities on its consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of income and comprehensive income and cash flows. The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

Taxation

Income tax expense for the interim condensed consolidated financial statements is determined using an estimate of the Company’s annual effective tax rate, which is based upon the applicable tax rates and tax laws of the countries in which the income is generated. Deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered unlikely that some portion of, or all of, the deferred tax assets will not be realized.

The Company applies ASC 740, “Income Taxes”. It clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Other income

Other income consists of financial subsidies and investment income/(loss). Financial subsidies primarily relate to the non-recurring grants by central and local governments of China. The Company recognizes the income when the grants are received and no further conditions need to be met. Components of other income were as follows (RMB in millions):

	Three-month periods ended March 31
	2023	2024
Government grants	68	106
Foreign exchange losses	(87)	(19)
Fair value changes of equity securities investments and Exchangeable Senior Notes	1,648	679
Impairment of long-term investments	—	(51)
Others	23	44

Total	1,652	759

Statutory reserves

The Company’s PRC subsidiaries and VIEs are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of subsidiaries and VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong and other countries or regions.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits determined based on the PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As the majority of the Company’s revenues are in RMB, any restrictions on currency exchange may limit the Company’s ability to use revenue generated in RMB to fund the Company’s business activities outside China or to make dividend payments in U.S. dollars. However, the Company believes the restrictions on currency exchange imposed by the PRC foreign exchange regulations and enforced by the PRC State Administration of Foreign Exchange (“SAFE”) do not constitute the “restrictions” under Rule 4-08(e)(3) under Regulation S-X, because such restrictions in substance do not prohibit the Company’s subsidiaries or VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities should be complied with. As of March 31, 2024, the restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB7.7 billion.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2023 and March 31, 2024 were RMB32.8 billion and RMB30.9 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.

In November 2023, the Company adopted a regular capital return policy to benefit the shareholders of the Company in the form of share repurchases, cash dividends, or a combination thereof, commencing from the year of 2024. Under the policy, the Company reserves the discretion relating to the determination of the form, timing, and amount of the capital return measures, depending on the Company’s financial condition, results of operations, cash flow, capital requirements, and other relevant factors.

No dividends have been paid or declared by the Company during the three-month periods ended March 31, 2023 and 2024.

Earnings per share

In accordance with “Computation of Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Vested but unexercised stock options with exercise prices that represent little or no consideration are included in the weighted average shares outstanding in the basic earnings per share calculation.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before the financial statements are issued or are available to be issued, the per-share computations for those and any prior-period financial statements presented shall be based on the new number of shares.

Treasury stock

The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.

Treasury stock is accounted for under the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury stock” on the consolidated balance sheets.

Segment reporting

The Company operates and manages its business as a single segment. Resources are allocated and performance is assessed by the CEO, who is determined to be the Chief Operating Decision Maker (CODM). Since the Company operates in one reportable segment, all financial and product information required can be found in the consolidated financial statements.

The Company primarily generates its revenues from the Greater China Area, for geographic information, please refer to Note 11.

Recent Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company adopted this update in the first quarter of 2023 and the adoption did not have a material impact to the Company’s Consolidated Financial Statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which the Company adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company adopted this update in the first quarter of 2023 and the adoption did not have a material impact to the Company’s Consolidated Financial Statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company adopted this update in the first quarter of 2024 and the adoption did not have a material impact to the Company’s Consolidated Financial Statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in the Company including the additional required disclosures when adopted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement and expect to adopt them for the year ending December 31, 2024.

In December 2023, the FASB issued ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (Subtopic 350-60). This ASU requires certain crypto assets to be measured at fair value separately in the balance sheet and income statement each reporting period. This ASU also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto holding. The ASU is effective for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. Adoption of the ASU requires a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period in which an entity adopts the amendments. Early adoption is also permitted, including adoption in an interim period. However, if the ASU is early adopted in an interim period, an entity must adopt the ASU as of the beginning of the fiscal year that includes the interim period. This ASU will result in gains and losses recorded in the consolidated financial statements of income and comprehensive income and additional disclosures when adopted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2023 and March 31, 2024, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the three-month periods ended March 31, 2023 and 2024. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2023 and March 31, 2024.

Impact of COVID-19

The COVID-19 pandemic, since its outset in 2020, and the resulting implementation of travel restrictions by governments around the world resulted in a significant decline in travel activities and consumer demand for travel related services.

Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Since the beginning of 2023, the situation has been significantly improved and normalized. As a result, it has been witnessed a significant recovery. Although the Company has substantially recovered from the adverse impact of the COVID-19 pandemic, there can be no assurance as to whether any other pandemic, epidemic, or fear of spread of contagious disease could disrupt the travel industry and our operations.

3.	INVESTMENTS

The Company’s long-term investments are consisted of the follows (RMB in millions):

	December 31, 2023	March 31, 2024
Debt investments	17,625	13,891
Equity investments	31,717	33,781

	49,342	47,672

Debt investments

Held to maturity debt securities

Held to maturity investments were time deposits and financial products in commercial banks with maturities of more than one year with the carrying amount of RMB15.5 billion and RMB11.6 billion as of December 31, 2023 and March 31, 2024, respectively. As of December 31, 2023 and March 31, 2024, the weighted average maturities periods are 1.6 years and 1.6 years, respectively.

Available-for-sale debt investments

The following table summarizes the Company’s available-for-sale debt investments (RMB in millions):

	December 31, 2023	March 31, 2024
Cost	4,030	4,180
Gross Unrealized Gains, including foreign exchange adjustment	143	148
Gross Unrealized Losses, including foreign exchange adjustment	(2,078)	(2,065)

Fair Value	2,095	2,263

For the three-month periods ended March 31, 2023 and 2024, the unrealized securities holding losses, net of tax of nil and RMB3 million, respectively, was reported in other comprehensive (loss)/income.

The Company’s available-for-sale debt investments mainly include the redeemable preferred shares investments. At March 31, 2024, the Company did not have the intent or a requirement to sell its available-for-sale debt investments. The Company assesses the unrealized losses of the investments and determines whether the decline in fair value is related to credit or non-credit factors. For the three-month periods ended March 31, 2023 and 2024, no impairments for the available-for-sale debt investment were recognized.

As of December 31, 2023 and March 31, 2024, the fair value of certain available-for-sale debt investments were below their amortized costs. For the year ended December 31, 2023, considering the prolonged business performance of these available-for-sale debt investments, the quality of the investments’ credit and other adverse conditions specifically related to the investments, the Company, with the assistance from an independent appraiser, performed a quantitative assessment and recognized the credit impairment related to these available-for-sale debt investments with aggregated amounts of RMB115 million (Note 2). Upon recognition of the credit impairment, RMB108 million (net of tax of RMB7 million) that was previously recorded in accumulated other comprehensive loss was reclassified into other income. For the three-month periods ended March 31, 2023 and 2024, the Company also evaluated the fair value change associated with the non-credit losses of the redeemable preferred shares investment in these available-for-sale debt investments was amounted to nil and nil, respectively. The Company reviewed other available information and concluded the amortized cost basis of the investment is able to be recovered at March 31, 2024.

Equity investments

Equity securities with readily determinable fair values

The following table summarizes the Company’s equity securities with readily determinable fair values (RMB in millions):

	December 31, 2023	March 31, 2024
Cost	5,486	5,486
Gross Unrealized Gains, including foreign exchange adjustment	5,706	6,903
Gross Unrealized Losses, including foreign exchange adjustment	(1,202)	(1,305)

Fair Value	9,990	11,084

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. The change of fair value is reported in other income.

Equity securities without readily determinable fair values

Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying value of equity securities without readily determinable fair values was RMB375 million and RMB377 million as of December 31, 2023 and March 31, 2024 respectively. For the three-month periods ended March 31, 2023 and 2024, there was no observable price changes for these investments. None of the investments individually is considered as material to the Company’s financial position.

For the three-month periods ended March 31, 2023 and 2024, the Company did not dispose equity securities without readily determinable fair values.

For the three-month periods ended March 31, 2023 and 2024, the Company made investments in equity investments without readily determinable fair values in the amounts of RMB1 million and nil, respectively.

Equity method investments

In December 2016, in connection with a share exchange transaction with BTG Hotels Company (“BTG”) and Homeinns Hotel Company (“Homeinns”), the Company exchanged its previously held equity interest in Homeinns for a 22% equity interest of BTG. The Company has historically applied the equity method to account for the investment in BTG on a one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. In 2021, 2022 and 2023, the Company consummated the transactions to sell approximately 9 million, 4 million and 1 million BTG’s shares in open market for a total consideration of RMB201 million, RMB101 million and RMB19 million, respectively. After the above transactions, the Company held approximately 12% equity interest in BTG and is still able to exercise significant influence over BTG (primarily due to the Company’s ability to appoint one member to BTG’s Board of Directors), and continuously recorded this investment as an equity method investment. In the period of three-month ended March 31, 2024, the Company did not sell BTG’s shares. As of December 31, 2023 and March 31, 2024, the carrying value of its investment in BTG were RMB2.5 billion and RMB2.6 billion respectively, the change of which primarily relates to the equity income recognized.

After a series of transactions from 2015 to 2018, the Company owned 27% equity interest in Tongcheng Travel Holdings Limited (“Tongcheng Travel”). The Company applies the equity method to account for the investment in Tongcheng Travel on one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. As of December 31, 2023 and March 31, 2024, the carrying value of its equity investment was RMB6.4 billion and RMB6.4 billion respectively, the change of which primarily relates to the equity income recognized.

After a series of transactions in 2019, the Company owned ordinary shares and Class B shares of MakeMyTrip, representing approximately 49% of MakeMyTrip’s total voting power. The Company applies the equity method to account for the investment in MakeMyTrip on one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. As of December 31, 2023, and March 31, 2024, the carrying value of its investment was RMB6.2 billion and RMB6.3 billion.

As of March 31, 2024, equity method investments that are publicly traded with an aggregate carrying amount of RMB15.4 billion have increased in value and the total market value of these investments amounted to RMB38.7 billion.

The Company made some investments in several third party investment funds and accounted for the investments under the equity method. As of December 31, 2023, and March 31, 2024, the carrying value of these investments were RMB3.6 billion and RMB4.3 billion respectively.

As of December 31, 2023, and March 31, 2024, the carrying value of the remaining equity method investments were RMB2.6 billion and RMB2.7 billion, respectively.

Impairments

The Company performs an impairment assessment of its investments by considering factors including, but not limited to, current economic and market conditions with the considerations of COVID-19 impacts, as well as the operating performance of the investees. For the three-month periods ended March 31, 2023 and 2024, no impairment charges in connection with the available-for-sale debt investment or in connection with the equity securities without readily determinable fair value were recorded. Impairment charges in connection with the equity method investments of nil and RMB51 million were recorded. The impairment was recorded in “Other income” (Note 2).

4.	FAIR VALUE MEASUREMENT

In accordance with ASC 820-10, the Company measures financial products, time deposits, derivative instruments, available-for-sale debt investments and equity securities with readily determinable fair value at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC), Shanghai Stock Exchange (SSE) or Hong Kong Stock Exchange (HKEX). Financial products, time deposits and derivative instruments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale debt investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

The equity securities without readily determinable fair value, equity method investments and certain non-financial assets are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. If an impairment or observable price adjustment is recognized on the equity securities during the period, the Company classify these assets as Level 3 within the fair value hierarchy based on the nature of the fair value inputs.

Assets measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurement at December 31, 2023 Using			Fair Value at December 31, 2023
	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Financial products (Note 2, 3)	—	9,658	—	9,658
Time deposits (Note 2, 3)	—	23,558	—	23,558
Derivative instruments (Note 2)	—	101	60	161
Listed equity securities (Note 3)	9,990	—	—	9,990
Available-for-sale debt investments (Note 3)	—	—	2,095	2,095

Total Assets	9,990	33,317	2,155	45,462

Liabilities
Exchangeable senior notes (Note 5)	—	3,696	—	3,696
Derivative instruments (Note 2)	—	61	—	61

Total Liabilities	—	3,757	—	3,757

	Fair Value Measurement at March 31, 2024 Using			Fair Value at March 31, 2024
	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB	US$
Assets
Financial products (Note 2, 3)	—	9,638	—	9,638	1,335
Time deposits (Note 2, 3)	—	27,410	—	27,410	3,796
Derivative instruments (Note 2)	—	87	61	148	21
Listed equity securities (Note 3)	11,084	—	—	11,084	1,535
Available-for-sale debt investments (Note 3)	—	—	2,263	2,263	313

Total Assets	11,084	37,135	2,324	50,543	7,000

Liabilities
Exchangeable senior notes (Note 5)	—	4,028	—	4,028	558
Derivative instruments (Note 2)	—	61	—	61	8

Total Liabilities	—	4,089	—	4,089	566

The roll forward of major Level 3 Investments are as follows (RMB in millions):

Total
Fair value of Level 3 Investments as at December 31, 2022	2,601
New addition	183
Disposal of investments	55
Effect of exchange rate change	57
Expected credit losses	(115)
The change in fair value of the investments	(686)

Fair value of Level 3 Investments as at December 31, 2023	2,095

New addition	150
Effect of exchange rate change	20
The change in fair value of the investments	(2)

Fair value of Level 3 Investments as at March 31, 2024	2,263

5.	SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

	December 31, 2023	March 31, 2024
	RMB (in millions)
Short-term bank borrowings and current portion of long-term loan (Note 8)	21,197	33,295
Exchangeable Senior Notes	3,696	4,028
Securitization debt	964	1,304

Total	25,857	38,627

Loans from Commercial Banks

As of March 31, 2024, the Company had short-term bank borrowings of RMB33.3 billion(US$4.6 billion) in aggregate, of which RMB1.5 billion(US$0.2 billion) were collateralized by short-term investments of RMB1.5 billion(US$0.2 billion) . The weighted average interest rate for the outstanding borrowings was approximately 3.99%.

The short-term borrowings contain covenants including, among others, those related to certain financial metrics, liens, consolidation, merger and sale of the Company’s assets. The Company was in compliance with all of the loan covenants as of December 31, 2023 and March 31, 2024.

Exchangeable Senior Notes

On July 13, 2020, the Company issued exchangeable senior notes due 2027 (the “Exchangeable Senior Notes”) at an aggregate principal amount of US$500 million. The Exchangeable Senior Notes are due on July 1, 2027 and bears interest of 1.5% per annum, which will be paid semi-annually beginning on January 1, 2021. The Exchangeable Senior Notes may be converted, at an initial conversion rate of 24.7795 ADSs of H World Group Limited (formerly known as Huazhu Group Limited), or H World, per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$40.36 per H World ADS) at each holder’s option. Since the exchange option is not indexed to the Company’s own stock, the scope exception prescribed in ASC 815-10-15-74 is not met and exchange option is subject to the derivative accounting. Therefore, the Company elects to account for and measures the Exchangeable Senior Notes in its entirety at fair value. As of December 31, 2023, and March 31, 2024, the fair value of the Exchangeable Senior Notes amounted to RMB3.7 billion and RMB4.0 billion(US$558 million), respectively. For the three-month periods ended March 31, 2023 and 2024, the changes in fair value loss were RMB282 million and RMB268 million(US$37million), respectively, which was recorded in “Other income”.

Since December 31, 2022, RMB4.2 billion of Exchangeable Senior Notes are reclassified as short-term debt because the holders had a non-contingent option to require the Company to repurchase for cash all or any portion of their Exchangeable Senior Notes on July 1, 2023. In addition, starting from July 1, 2023 to the Exchangeable Senior Notes’ maturity date, the holders have the right to exchange all or any portion of the notes for the ADSs of H World Group Limited that are held by the Company. Therefore, the Exchangeable Senior Notes remained as short-term classification as of December 31, 2023 and March 31, 2024.

Securitization debt

As of March 31, 2024, securitization debt represents the revolving debt securities which are collateralized by the receivables related to financial services. The revolving debt securities have the term of less than 12 months with the annual interest rate from 2.80% to 6.00%.

6.	RELATED PARTY TRANSACTIONS AND BALANCES

Significant related party transactions were as follows (RMB in millions):

	Three-month periods ended
	March 31, 2023	March 31, 2024
Commissions/service fee from Tongcheng Travel (a)	59	61
Commissions from H World (a)	37	72
Commissions from BTG (a)	25	31
Service fee from Shangcheng (b)	43	51
Commissions/service fee to Tongcheng Travel (c)	10	17
Loans provided to Lvyue (d)	20	—
Repayment of loan from Lvyue (d)	10	11

(a)

Tongcheng Travel (an equity method investee of the Company), H World (which has a director in common with the Company and a director who is a family member of one of the Company’s officers) and BTG (an equity method investee of the Company), have entered into agreements with the Company, respectively, to provide hotel rooms for its end users. The transactions above represent the commissions earned from these related parties. The Company also provides technology service to Tongcheng Travel and earns a service fee.

(b)

The Company provided Shangcheng Consumer Finance Corporation Limited (“Shangcheng”), an equity method investee of the Company, the access to the platform of the Company for Shangcheng to provide financial services to the Company’s users. In exchange, the Company receives technology service fees from Shangcheng. In the three-month periods ended March 31, 2023 and 2024, the total technology service fees from Shangcheng amounted to RMB43 million and RMB51 million.

(c)

The Company entered into agreements with Tongcheng Travel, under which Tongcheng Travel uses its platform to promote the hotel rooms provided by the Company’s travel suppliers. In addition, the Company and Tongcheng Travel also provide marketing and other services to each other and earn service fee.

(d)

In the three-month periods ended March 31, 2023 and 2024, the Company provided loans of RMB20 million and nil to Lvyue Travel Group International Ltd., or Lvyue, (an equity method investee of the Company), with repayment terms of 3~15 months. In the three-month periods ended March 31, 2023 and 2024, Lvyue repaid RM10 million and RMB11 million of the loan and interest to the Company, respectively. For the three-month periods ended March 31, 2023 and 2024, the total interest income from Lvyue amounted to RMB2 million and RMB1 million.

Significant balances with related parties were as follows (RMB in millions):

	December 31, 2023	March 31, 2024
Due from related parties, current:
Trade related
Due from Tongcheng Travel	2,268	2,603
Due from others	404	292
Non-trade related
Due from Related Lvyue	115	104
Due from Related Tujia	55	56

	2,842	3,055

Due from related parties, non-current:
Non-trade related
Due from others	25	25

	25	25

Due to related parties, current:
Trade related
Due to Tongcheng Travel	27	31
Due to others	276	218

	303	249

7.	TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

The Company’s subsidiaries incorporated in Singapore are subject to Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the taxation years of 2023 and 2024, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong was taxed at a rate of 8.25%, while the remaining profits were taxed at the 16.5% tax rate.

Mainland China

The Company’s subsidiaries and VIEs registered in mainland China are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

The PRC EIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises.

Preferential tax treatments are granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a High and New Technology Enterprise (“HNTE”). The HNTE certificate is effective for a period of three years. Further, preferential EIT rates are available for qualified Software Enterprises whereby entities are entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years.

Ctrip Computer Technology (Shanghai) Co., Ltd., Ctrip Travel Information Technology (Shanghai) Co., Ltd., Ctrip Travel Network, Qunar Software, Qunar Beijing, Beijing Hujinxinrong Technology Co., Ltd., Ctrip Business Travel Information Service (Shanghai) Co., Ltd. and Shanghai Xielv Information Technology Co., Ltd. are qualified as HNTEs for the taxation years of 2023 and 2024, which entitled the entity a preferential tax rate of 15%. Certain subsidiaries were entitled a reduced tax rate as qualified Software Enterprise for the periods presented and such tax benefit expired at the end of the five-year period on December 31, 2023.

In 2001, the PRC state taxation administration (“STA”) started to implement preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalog are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. On April 23, 2020, the Ministry of Finance, the STA, and the PRC National Development and Reform Commission (“NDRC”) jointly issued the Announcement on Renewing the Enterprise Income Tax Policy for Western Development, which reduced the revenue percentage requirement of the “encouraged” businesses to no less than 60% and would be applied from 2021 to 2030. Chengdu Ctrip, Chengdu Ctrip International Travel Agency Co., Ltd., and Chengdu Ctrip Information Technology Co., Ltd. are entitled to enjoy a preferential tax rate of 15% until 2030, provided that their “encouraged” businesses account for no less than required percentage pursuant to current policies.

Pursuant to the PRC EIT Law, effective January 1, 2008, a 10% withholding income tax is imposed for dividends distributed by foreign invested enterprises (“FIE”) to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. As of March 31, 2024, the Company has accrued withholding tax liabilities associated with all of its earnings expected to be distributed from its FIEs in mainland China to overseas amounted to RMB265 million at a 5% tax rate, except for unrecognized deferred tax liabilities of RMB1.3 billion related to the remaining undistributed earnings that the Company still intends to indefinitely reinvest in the mainland China.

Income from domestic and foreign components before income tax expenses and equity in (loss)/income of affiliates (RMB in millions):

	Three-month periods ended March 31
	2023	2024
Domestic	2,839	3,436
Foreign	1,009	731

Total	3,848	4,167

The income from foreign components mainly includes the gain/(loss) from the fair value changes of equity securities investments and exchangeable senior notes, impairments for investments, share-based compensation charges, foreign exchange gain/(loss) and interest income/(loss) incurred in its overseas companies.

The income tax expenses from domestic components for the three-month periods ended March 31, 2023 and 2024 were RMB324 million and RMB531 million, respectively. The income tax expenses from foreign components for the three-month periods ended March 31, 2023 and 2024 were RMB17 million and RMB133 million, respectively.

Composition of income tax expense

The current and deferred portion of income tax expense included in the condensed consolidated statements of income for the three-month periods ended March 31, 2023 and 2024 were as follows (RMB in millions):

	Three-month periods ended March 31
	2023	2024
Current income tax expense	432	790
Deferred tax benefit	(91)	(126)

Income tax expense	341	664

As of March 31, 2024, the Company had net operating tax loss carry forwards amounted to RMB6.8 billion.

As of December 31, 2023 and March 31, 2024, the unrecognized tax benefit and accrual is nil.

Tax years subject to examination by major jurisdictions

In general, the PRC and the UK tax authorities have up to five years or four years to review a company’s tax filings, respectively. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for taxation years 2019 through 2023 and the Company’s UK subsidiaries for taxation years 2020 through 2023 remain subject to the review by the relevant tax authorities.

8.	LONG-TERM DEBTS

	December 31, 2023	March 31, 2024
	RMB (in millions)
Long-term loans	19,061	8,618
Securitization debt	4	36
2025 Notes	34	34

Total	19,099	8,688

As of December 31, 2023, and March 31, 2024, the fair value of the Company’s long-term debt, based on Level 2 inputs, was RMB19.1 billion and RMB8.7 billion, respectively.

Description of 2025 Convertible Senior Notes

On June 18, 2015, the Company issued US$400 million of 1.99% Convertible Senior Notes due 2025 (the “2025 Notes”). The 2025 Notes may be converted, at an initial conversion rate of 9.3555 ADSs per US$1,000 principal amount of the 2025 Notes (which represents an initial conversion price of US$106.89 per ADS), at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2025. Debt issuance costs were US$6.8 million and are being amortized to interest expense to the put date of the 2025 Notes (July 1, 2020).

Each holder of the 2025 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on July 1, 2020 (the “Early Redemption Right”). In addition, if a fundamental change occurs, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on the date notified in writing by the Company in accordance with the indenture for the 2025 Notes. The Company believes that the likelihood of occurrence of the fundamental change is remote. The 2025 Notes are generally not redeemable prior to the maturity date of July 1, 2025, except that the Company may, at its option, redeem all but not part of the 2025 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction. As of March 31, 2024, there has been no such change in tax laws occurred.

In 2020, as a result of exercise of the Early Redemption Right by certain debt holders, the Company redeemed US$395 million (RMB2.8 billion) aggregate principal amount of the 2025 Notes as requested by the holders. As of March 31, 2024, the balance of 2025 Notes was RMB34 million.

The Company accounted for the respective 2025 Notes as a single instrument as a long-term debt. The debt issuance cost was recorded as reduction to the long-term debts and are amortized as interest expense using the effective interest method.

Long-term Loans from Commercial Banks

As of March 31, 2024, the Company’s long-term loans included long-term bank borrowings of RMB22.7 billion(US$3.1 billion) in aggregate, of which the current portion of RMB14.0 billion was classified as short-term debt (Note 5) and the remaining RMB8.7 billion was reported as long-term debt. The Company’s long-term bank loans were substantially credit borrowings and the weighted average interest rate for the outstanding borrowings was approximately 6.92% as of March 31, 2024. As of March 31, 2024, the Company has loan facilities up to RMB21.6 billion, and RMB2.2 billion was unused under such facilities. The Company was in compliance with the applicable financial covenants with respect to certain financial metrics as of March 31, 2024.

As of March 31, 2024, the long-term loans will be due according to the following schedule:

As of March 31, 2024
RMB (in millions)
Within 1 year	14,010
Between 1 to 2 years	6
Between 2 to 3 years	8,584
Between 3 to 4 years	—
Between 4 to 5 years	16
Beyond 5 years	12

Total	22,628

9.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share were calculated as follows (RMB in millions, except for share and per share data):

	Three-month periods ended March 31
	2023	2024
Numerator:
Net income attributable to Trip.com Group Limited	3,375	4,312
Eliminate the dilutive effect of interest expense of convertible notes	1	1

Numerator for diluted earnings per share	3,376	4,313

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding	651,849,468	651,349,707
Dilutive effect of convertible notes	89,064	89,064
Dilutive effect of share options and RSUs	20,805,197	24,494,821

Denominator for diluted earnings per ordinary share	672,743,729	675,933,592

Basic earnings per ordinary share	5.18	6.62

Diluted earnings per ordinary share	5.02	6.38

Basic earnings per ADS	5.18	6.62

Diluted earnings per ADS	5.02	6.38

All the convertible senior notes were included in the computation of diluted EPS for the three-month periods ended March 31, 2023 and 2024.

For the three-month period ended March 31, 2023 and 2024, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	Three-month periods ended March 31
	2023	2024
Outstanding weighted average stock options and RSUs	1,827,521	2,775,959

10.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of March 31, 2024, the Company had outstanding capital commitments totaling RMB34 million, which consisted of capital expenditures of property, equipment and software.

Deposits under guarantee arrangement

In connection with its air ticketing business, the Company is required by an affiliate of Civil Aviation Administration of China (“CAAC”) and International Air Transport Association (“IATA”) to enter into guarantee arrangements and to pay deposits of which the amount is indexed to the air ticket the Company could issue. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of March 31, 2024, the total quota of the air tickets that the Company was entitled to issue was up to RMB1.1 billion. The total amount of the deposit the Company paid was RMB146 million.

Based on the guarantee arrangements, the maximum amount of future payments of Company to issue air tickets under the guarantee arrangements is approximately RMB943 million. Such quota is not considered a financial guarantee since the issuance of air ticketing is at the discretion of the Company in the normal course of business. The Company will be liable to pay only when it issues the air tickets to its users and such payable is included in the accounts payable. Therefore, the Company believes the guarantee arrangements do not constitute any contractual and constructive obligation of the Company and has not recorded any liability beyond the amount of the tickets that have already been issued.

Contingencies

The Company is not currently a party to any pending material litigation or legal proceeding or claims.

The Company is incorporated in the Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the travel agency and value-added telecommunications business, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new PRC laws and regulations.

11.	GEOGRAPHIC INFORMATION

The following table presents revenue by geographic area, the Greater China and all other countries, based on the geographic location of its Online Channels for the three-month periods ended March 31, 2023 and 2024. No revenue result from an individual country other than the Greater China accounted for more than 10% of revenue for the presented years.

	Three-month period ended March 31
	2023	2024
	RMB (in millions)
Total Revenue
The Greater China	8,018	10,185
Others	1,193	1,736

	9,211	11,921

12.	SUBSEQUENT EVENTS

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.